O2 Inc

ANNUAL REPORT

6545 Market Ave North Ste 100
North Canton, OH 44721
614-321-9852
drinko2.com

This Annual Report is dated May 8, 2026.

BUSINESS

O2 Pure Hydration, is a hydration marketing firm. We market a line of proprietary hydration products in conventional retail, ecommerce, and fitness channels throughout the United States. On December 16, 2021, O2 Inc. was incorporated and acquired all assets and operations of our predecessor company, The Livewell Collective, LLC. The business was previously operated through The Livewell Collective, LLC, and all business operations, leadership team, accounts and finances have carried over to operation under O2, Inc. The Livewell Collective, LLC was originally formed in July of 2010.

This Form C-AR describes the Offerings of O2, Inc., but contains descriptions of the operations and financial statements of operation under the predecessor company, The Livewell Collective, LLC.

Business Plan O2 is an award-winning, Inc. 5000 brand formulating clean hydration and recovery beverages with a communityfirst, carbon-neutral business model. Our omnichannel sales strategy utilizes direct-to-consumer and wholesale to drive trial & subscriptions. We created O2 to meet growing demand in the sports drink market for clean, great-tasting hydration without "junk".

Previous Offerings

No Changes for 2025

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
Revenue for fiscal year 2024 was $2,377,329 compared to $1,624,403 in fiscal year 2025.

Cost of Sales
Cost of Sales for fiscal year 2024 was $715,172 compared to $447,556 in fiscal year 2025.
Lower revenues proportionately result in lower cost of sales.

Gross Margins
Gross margins for fiscal year 2024 were $1,662,157. compared to $1,176,847 in fiscal year 2025.
Gross margins decrease caused by reduced revenue.

Expenses
Expenses for fiscal year 2024 were $2,290,535 compared to $1,434,230 in fiscal year 2025.
Decrease in salaries and benefits were a large contributor to the reduction in expenses due to right-sizing of the organization. Overall, marketing expenditures and CrossFit sponsorships decreased between 2024 and 2025 as well as decreases in legal fees, dues and subscriptions, warehousing and freight.

Historical results and cash flows:
The Company is currently in the growth stage and pre-revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through sales and private investor cash infusions. Our goal is to increase sales revenue through development of new products and increased outreach to wholesale customers(gyms).

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $118,538.

Debt

Investors that have outstanding loans and accrued interest as of December 31, 2025 and have material rights as to the financial disclosures and priority rights as unsecured loans.
Crane Investments Loan and Interest $1,884,802 8% interest rate.
Jeffery Rosenblum Loan and Interest $5,539,777 8% interest rate.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
Our directors and executive officers as of the date hereof, are as follows:
Dave Colina - Founder & CEO - Responsible for leading O2's strategy and operation, marketing campaigns, and partnerships.
Dr. Daniel Kim - Chief Medical Officer - Responsible for leading O2's medical innovation and research & development activities.
Katrina Hahn - BOD Member - Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Stephanie Fortener - BOD Member - Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Dan Crane - BOD Member - Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Scott Kiefer - BOD Member - Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Jeff Rosenblum - BOD Member - Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

David Colina - 65,946 Common Shares - 31.83%

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Common Stock
Common (CS) Stock
Shares Authorized: 400,000
Shares Issued & Outstanding: 160,859
Fully Diluted Shares: 160,859
Fully Diluted Ownership: 59.095%
Cash Raised (USD): $8.84
Total Common Stock Issued and Outstanding
Shares Issued & Outstanding: 160,859
Fully Diluted Shares: 160,859
Fully Diluted Ownership: 59.095%
Cash Raised (USD): $8.84
Preferred Stock
Series A-1 Preferred (PA1) Stock
Shares Authorized: 25,152
Shares Issued & Outstanding: 25,152
Fully Diluted Shares: 25,152
Fully Diluted Ownership: 9.24%
Cash Raised (USD): $0.00
Series A-2 Preferred (PA2) Stock
Shares Authorized: 31,541
Shares Issed & Outstanding: 21,114
Fully Diluted Shares: 21,114
Fully Diluted Ownership: 7.757%
Cash Raised (USD): $0.00
Total Preferred Stock Issued and Outstanding
Shares Issued & Outstanding: 46,266
Fully Diluted Shares: 46,266
Fully Diluted Ownership: 16.997%
Cash Raised (USD): $0.00
Common Stock Warrants
CSW Warrants (CSW)
Fully Diluted Shares: 55,253

Fully Diluted Ownership: 20.299%
Cash Raised (USD): $0.00
Total Common Stock Warrants Issued and Outstanding
Fully Diluted Shares: 55,253
Fully Diluted Ownership: 20.299%
Cash Raised (USD): $0.00
Convertibles
Total Convertibles Issued: (None Listed)
Equity Incentive Plan
2021 Equity Incentive Plan
Shares Authorized: 9,824
RSAs Not Purchased: 0.000%
Options and RSUs Issued and Outstanding: 0.000%
Shares Available for Issuance Under the Plan
Fully Diluted Shares: 9,824
Fully Diluted Ownership: 3.628%
TOTAL
Fully Diluted Shares: 272,202
Fully Diluted Ownership: 100.000%
Cash Raised (USD): $8.84

What it means to be a minority holder

Dilution

RISK FACTORS

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business. A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to maintain operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

O2 Inc
By /s/ *David Colina*
Title: CEO/Founder

By /s/ *David Colina*

Name: <u>David Colina</u>
Title: CEO/Founder

By /s/ *David Colina*

Name: <u>David Colina</u>
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

O2 Inc

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
1000 Huntington Operating (8379)	23,266.89
1005 Huntington Money Market 4186	15,653.93
1006 Chase Operating Account	74,690.68
1007 Chase Savings Account	500.15
1037 Shopify/Stripe Clearing	-9,958.34
1045 Telhio 8254	5.00
1055 Amazon	14,379.75
Total for Bank Accounts	**$118,538.06**
Accounts Receivable	
1200 Accounts Receivable	121,091.82
Total for Accounts Receivable	**$121,091.82**
Other Current Assets	
1240 Inventory	
1245 Finished Goods	275,886.36
1250 Raw Materials	$66,907.81
Raw Materials-Freight In	41,300.22
Total for 1250 Raw Materials	**$108,208.03**
Total for 1240 Inventory	**$384,094.39**
1260 Prepaid Dues & Subscriptions	6,807.09
1270 Prepaid Insurance	9,369.28
1290 Prepaid Other	2,601.99
Total for Other Current Assets	**$402,872.75**
Total for Current Assets	**$642,502.63**
Fixed Assets	
1500 Furniture and Equipment	2,895.53
1550 Accumulated Depreciation - Furniture & Equipment	-2,895.53
Total for Fixed Assets	**$0.00**
Other Assets	
Intangible Asset	
1650 Patent	9,025.75
1655 Accumulated Depreciation - Patent	-7,586.68
1700 Trademark	8,749.00
1750 Accumulated Depreciation - Trademark	-6,536.92
Total for Intangible Asset	**$3,651.15**
Total for Other Assets	**$3,651.15**
Total for Assets	**$646,153.78**

Balance Sheet

O2 Inc

As of Dec 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	455,066.85
Total for Accounts Payable	**$455,066.85**
Credit Cards	
2015 Marketing Amex *01001	1,652.27
Total for Credit Cards	**$1,652.27**
Other Current Liabilities	
2500 Sales Tax Payable	526.39
2510 Accrued Expenses	35,747.38
2520 Deferred Revenue	15,554.98
Total for Other Current Liabilities	**$51,828.75**
Total for Current Liabilities	**$508,547.87**
Long-term Liabilities	
2540 Rosenblum Loan	$4,545,949.16
2535 Interest Payable-Rosenblum	993,827.78
Total for 2540 Rosenblum Loan	**$5,539,776.94**
2545 Crane Investments Loan	$1,495,949.16
2547 Interest Payable-Crane	388,852.93
Total for 2545 Crane Investments Loan	**$1,884,802.09**
2600 Convertible Debt	
2650 Interest Payable -Convert Notes	12,875.62
Total for 2600 Convertible Debt	**$12,875.62**
Total for Long-term Liabilities	**$7,437,454.65**
Total for Liabilities	**$7,946,002.52**
Equity	
30000 Capital Stock	
30100 Common Stock	3.00
30200 Preferred Stock	16.00
Total for 30000 Capital Stock	**$19.00**
31000 APIC	447.00
34000 Series A	2,373,965.76
35000 Series A issuance cost	-138,309.24
35100 Series B issuance cost	-115,456.50
32000 Retained Earnings	-8,709,132.09
Net Income	-711,382.67
Total for Equity	**-$7,299,848.74**
Total for Liabilities and Equity	**$646,153.78**

Profit and Loss

O2 Inc

January-December, 2025

	2025	TOTAL
Income		
Product Sales	1,732,066.88	1,732,066.88
Shipping Income	37,934.40	37,934.40
zAllowances		
MCB	-323.57	-323.57
Refunds	-30,845.82	-30,845.82
Sales Discounts	-103,181.37	-$103,181.37
Amazon Discounts	-11,247.39	-11,247.39
Total for Sales Discounts	**-114,428.76**	**-$114,428.76**
Total for zAllowances	**-145,598.15**	**-$145,598.15**
Total for Income	**1,624,403.13**	**$1,624,403.13**
Cost of Goods Sold		
5000 Cost of Goods Sold	448,311.49	448,311.49
Damages	-709.27	-709.27
Inventory Shrinkage	-45.84	-45.84
Total for Cost of Goods Sold	**447,556.38**	**$447,556.38**
Gross Profit	**1,176,846.75**	**$1,176,846.75**
Expenses		
5050 Freight Out	499,844.72	499,844.72
5051 Freight In	29,899.39	29,899.39
5075 Amazon Selling & Fullfillment		
Amazon Ad Spend	914.87	914.87
Amazon Fullfillment Fees	66,270.51	66,270.51
Amazon Selling Fees	44,976.66	44,976.66
Total for 5075 Amazon Selling & Fullfillment	**112,162.04**	**$112,162.04**
6000 Warehouse and Fulfillment	345.00	$345.00
Merchant Processing Fees	36,541.18	36,541.18
Misc. Packaging	43,824.28	43,824.28
Warehousing	53,685.08	53,685.08
Total for 6000 Warehouse and Fulfillment	**134,395.54**	**$134,395.54**
7000 Advertising and Marketing		
Advertising	391.68	391.68
Donations	725.00	725.00
Events	29.03	29.03
Marketing		
Customer Facing	9,017.45	9,017.45
Rebranding	13,225.00	13,225.00
Total for Marketing	**22,242.45**	**$22,242.45**
Promotional Gifts	12,136.02	12,136.02
Software Expense	7,829.92	7,829.92

Profit and Loss

O2 Inc

January-December, 2025

	2025	TOTAL
Travel-Marketing Events		
Flights/Hotel	1,210.01	1,210.01
Meals	925.37	925.37
Parking/Gas/Mileage	159.52	159.52
Total for Travel-Marketing Events	**2,294.90**	**$2,294.90**
Total for 7000 Advertising and Marketing	**45,649.00**	**$45,649.00**
7500 Crossfit Games		
CrossFit Royalty	908.28	908.28
Total for 7500 Crossfit Games	**908.28**	**$908.28**
8000 General and Administrative		
Bank Service Charges	3,260.56	3,260.56
Dues and Subscriptions		
General	16,882.29	16,882.29
Technology	50,072.13	50,072.13
Total for Dues and Subscriptions	**66,954.42**	**$66,954.42**
Insurance Expense		
General Liab/Auto/Umbrella	3,942.08	3,942.08
Key Man Life	2,052.60	2,052.60
PR/D&O/EPL/Crime	5,239.84	5,239.84
Stock Throughput	5,000.11	5,000.11
Workers Compensation	1,282.60	1,282.60
Total for Insurance Expense	**17,517.23**	**$17,517.23**
Licenses and Fees	11,171.50	11,171.50
Miscellaneous Expense	-250.82	-250.82
Office Supplies	1,388.53	1,388.53
Postage and Delivery	724.17	724.17
Professional Fees		
Accounting	3,800.82	3,800.82
Consulting	5,846.74	5,846.74
Legal	21,852.60	21,852.60
Total for Professional Fees	**31,500.16**	**$31,500.16**
Salaries & Payroll Taxes		
Benefits	23,939.34	23,939.34
Bonus	10,000.00	10,000.00
Computer/Cell Phone and Internet Expenses	4,920.00	4,920.00
Gym Membership-Reimbursements	4,212.76	4,212.76
Payroll Company Fees	8,599.36	8,599.36
Payroll Taxes	31,976.76	31,976.76
Salaries	382,534.24	382,534.24
Total for Salaries & Payroll Taxes	**466,182.46**	**$466,182.46**
Travel Expense	7,694.21	7,694.21
Total for 8000 General and Administrative	**606,142.42**	**$606,142.42**

Profit and Loss

O2 Inc

January-December, 2025

	2025	TOTAL
Product Research & Development		
Research and Development	5,000.00	5,000.00
Total for Product Research & Development	**5,000.00**	**$5,000.00**
Selling Fees	229.06	229.06
Total for Expenses	**1,434,230.45**	**$1,434,230.45**
Net Operating Income	**-257,383.70**	**-$257,383.70**
Other Income		
Interest income	15,451.54	15,451.54
Other Income	11,977.52	11,977.52
Total for Other Income	**27,429.06**	**$27,429.06**
Other Expenses		
Depreciation and Amortization Expense	1,476.60	1,476.60
Interest Expense	17.75	17.75
Interest Expense-Crane Investment Group	119,175.88	119,175.88
Interest Expense-Jeff Rosenblum	360,757.80	360,757.80
Total for Other Expenses	**481,428.03**	**$481,428.03**
Net Other Income	**-453,998.97**	**-$453,998.97**
Net Income	**-711,382.67**	**-$711,382.67**

Statement of Cash Flows

O2 Inc

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-711,382.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	26,470.40
1245 Inventory:Finished Goods	84,922.98
1250 Inventory:Raw Materials	-11,912.12
1260 Prepaid Dues & Subscriptions	1,440.33
1270 Prepaid Insurance	-2,774.96
1290 Prepaid Other	-232.03
1750 Intangible Asset:Accumulated Depreciation - Trademark	874.92
2000 Accounts Payable	-86,509.36
2015 Marketing Amex *01001	1,579.26
2500 Sales Tax Payable	-6,738.23
2510 Accrued Expenses	2,718.10
2520 Deferred Revenue	-379.67
2525 Gift Card Liability	0.00
2530 Payroll Liability	0.00
Inventory:Raw Materials:Raw Materials-Freight In	-11,477.49
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$2,017.87**
Net cash provided by operating activities	**-$713,400.54**
INVESTING ACTIVITIES	
1655 Intangible Asset:Accumulated Depreciation - Patent	601.68
Net cash provided by investing activities	**$601.68**
FINANCING ACTIVITIES	
2535 Rosenblum Loan:Interest Payable-Rosenblum	360,757.80
2540 Rosenblum Loan	350,000.00
2547 Crane Investments Loan:Interest Payable-Crane	119,175.88
Owner's Equity:Jeffery Rosenblum	-100,000.00
Net cash provided by financing activities	**$729,933.68**
NET CASH INCREASE FOR PERIOD	**$17,134.82**
Cash at beginning of period	**$101,403.24**
CASH AT END OF PERIOD	**$118,538.06**

Equity Account	Common Stock	Preferred Stock	APIC	Series A	Series A Issuance Cost	Series B Issuance Cost	Owner’s Equity – Rosenblum	Retained Earnings	Total Equity (Deficit)
Balance at 12/31/2024	3.00	16.00	447.00	2,373,965.76	(138,309.24)	(115,456.50)	100,000.00	(7,645,987.57)	**(6,488,466.07)**
Owner’s Equity Reclassification*	—	—	—	—	—	—	**(100,000.00)**	—	(100,000.00)
Net Loss for 2025	—	—	—	—	—	—	—	**(711,382.67)**	(711,382.67)
Balance at 12/31/2025	3.00	16.00	447.00	2,373,965.76	(138,309.24)	(115,456.50)	**0.00**	(8,709,132.09)	**(7,299,848.74)**

NOTES TO THE FINANCIAL STATEMENTS

O2 Inc.
For the Year Ended December 31, 2025

Note 1 — Nature of Operations

O2 Inc. ("the Company") manufactures and sells consumer products through multiple channels, including Shopify/Stripe, Amazon, and direct wholesale distribution. The Company operates primarily in the United States and maintains banking relationships with Huntington Bank and Chase Bank. Revenues are generated from product sales, and the Company's cost structure includes raw materials, finished goods inventory, freight-in, and operating expenses.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

Management uses estimates in preparing financial statements, including inventory valuation, accrued expenses, and classification of debt and equity. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash includes operating and savings accounts held at Huntington Bank and Chase Bank. Cash balances totaled $118,538.06 at December 31, 2025 (2024: $101,403.24).

Accounts Receivable

Accounts receivable are recorded at net realizable value. Balances were $121,091.82 at December 31, 2025 (2024: $147,562.22).

Inventory

Inventory consists of finished goods and raw materials. Inventory totaled $384,094.39 at December 31, 2025, including finished goods of $275,886.36 and raw materials and freight-in of $108,208.03. Inventory is stated at the lower of cost or net realizable value.

Intangible Assets

The Company holds patents and trademarks. Accumulated amortization totaled $14,123.60 at December 31, 2025.

Revenue Recognition

Revenue is recognized when control of goods transfers to the customer. Deferred revenue of $15,554.98 represents payments received for undelivered goods.

Note 3 — Long-Term Debt

Rosenblum Loan

The Company has a long-term financing arrangement with its majority shareholder, Jeffery Rosenblum. Loan balances were as follows:
• Principal: $4,545,949.16 at December 31, 2025 (2024: $4,195,949.16)
• Accrued interest: $993,827.78 at December 31, 2025 (2024: $633,069.98)

Crane Investments Loan

Loan balances were as follows:
• Principal: $1,495,949.16 at December 31, 2025 (unchanged from 2024)
• Accrued interest: $388,852.93 at December 31, 2025 (2024: $269,677.05)

Convertible Debt

Convertible notes outstanding totaled $12,875.62 at both December 31, 2025 and 2024.

Note 4 — Stockholders' Equity (Deficit)

Capital Stock

Common Stock totaled $3.00 and Preferred Stock totaled $16.00 at December 31, 2025. No issuances occurred during the year.

Additional Paid-In Capital

Additional paid-in capital remained unchanged at $447.00.

Series A Equity

Series A equity remained unchanged at $2,373,965.76. Issuance costs for Series A and Series B remained unchanged at $(138,309.24) and $(115,456.50), respectively.

Elimination of Owner's Equity — Jeffery Rosenblum

The account "Owner's Equity – Jeffery Rosenblum" decreased from $100,000 at December 31, 2024 to $0 at December 31, 2025. This change reflects a reclassification rather than a distribution or capital transaction.

Supporting evidence from the balance sheet includes:
• The Rosenblum Loan principal increased by $350,000 during 2025.
• The Owner's Equity account decreased by $100,000.

This indicates that the $100,000 previously recorded as equity was reclassified to long-term debt, consistent with GAAP when shareholder advances are not intended as permanent capital.

Retained Earnings

Retained Earnings decreased from $(7,645,987.57) at December 31, 2024 to $(8,709,132.09) at December 31, 2025, driven entirely by the 2025 net loss of $(711,382.67).

Note 5 — Income Taxes

The Company continues to generate net operating losses. No income tax provision has been recorded due to ongoing losses, uncertain realizability of deferred tax assets, and the application of a full valuation allowance.

Note 6 — Commitments and Contingencies

The Company is not party to any known litigation or material contingent liabilities as of December 31, 2025.

Note 7 — Subsequent Events

Management evaluated subsequent events through the date the financial statements were available to be issued. No events requiring disclosure were identified.

I, David Colina , the Chief Executive Officer of O2 Inc, hereby certify that the financial statements of O2 Inc and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $562.370; taxable income of $(711,383) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8th day of May 2026.

_____ (Signature)

CEO   (Title)

May 8, 2026 (Date)